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Exhibit Index on Sequential Numbered Page 15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[ ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

or

[X] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from December 28, 2004 to December 31, 2004

Commission File Number 1-5057

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED
150 Pierce Road
Itasca, IL 60143

KPMG

KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Retirement Committee of OfficeMax Incorporated (formerly Boise Cascade Corporation) and the Plan Administrator of the Boise Cascade Corporation Qualified Employee Savings Trust:

We have audited the accompanying statements of net assets available for benefits of the Boise Cascade Corporation Qualified Employee Savings Trust (the Plan) as of December 31, 2004 and December 27, 2004, and the related statement of changes in net assets available for benefits for the period from December 28, 2004 through December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and December 27, 2004, and the changes in net assets available for benefits for the period from December 28, 2004 through December 31, 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Boise, Idaho
June 28, 2005

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 27, 2004
Investments:		
Plan interest in OfficeMax Master Trust	$ –	$ 7,989,605
Accrued administrative expenses	–	(5,290)
Net assets available for benefits	$ –	$ 7,984,315

See accompanying notes to financial statements.

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE SHORT PLAN YEAR ENDED DECEMBER 31, 2004

Additions:	
Plan interest in Master Trust investment income:	
Net appreciation in fair value of investments	$ 41,768
Dividend income	1,308
Interest income	22,694
Contributions:	
Participant	14,025
Company, net of forfeitures	5,723
Total additions	85,518
Deductions:	
Transfer due to plan merger	(8,049,852)
Participant withdrawals	(19,633)
Administrative expenses	(348)
Total deductions	(8,069,833)
Net decrease	(7,984,315)
Net assets available for benefits, beginning of year	7,984,315
Net assets available for benefits, end of year	$ –

See accompanying notes to financial statements.

QUEST 2004 short

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Boise Cascade Corporation Qualified Employee Savings Trust (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and the Plan document for more complete information.

GENERAL. The Plan was a defined contribution plan containing a "cash or deferred arrangement" as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which covers certain employees, as defined in the Plan, of OfficeMax Incorporated and its subsidiaries ("Company" or "we"). Employees at locations and job categories covered by the Plan were eligible to participate in the Plan. The Plan was subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was intended to be an "individual account plan" in accordance with Section 404(c) of ERISA, and was intended to satisfy the requirements of Department of Labor Regulation § 2550.404c-1.

MERGER. The Plan year was formerly December 28 to December 27. To transition the Plan to a calendar year, we established a short Plan year beginning December 28, 2004 and ending December 31, 2004.

On December 31, 2004, the Company merged the Boise Cascade Corporation Qualified Employee Savings Trust, Boise Cascade Corporation Retirement Savings Plan and OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan. This left the Company with one consolidated savings plan. The resulting combined Boise Cascade Corporation Savings and Supplemental Retirement Plan was moved out of the OfficeMax Master Trust (Master Trust) effective January 1, 2005, and renamed the OfficeMax Savings Plan. The Plan is now part of a bundled service arrangement at Citistreet Investment Services, with new investment options and a trust arrangement separate from the Master Trust.

As a result of these changes, there were no assets in this Plan as of December 31, 2004.

CONTRIBUTIONS. Effective January 31, 2002, participants could have contributed to the Plan, in whole percentages, 1% to 25% of eligible compensation subject to limitations set forth in the Code. Contributions could have been made on a before-tax basis, after-tax basis, or both. Participant contributions could have been matched by the Company at rates which vary by location and job category.

PARTICIPANT ACCOUNTS. Each participant's account was credited with the participant's contribution, the Company's matching contribution, if any, and an allocation of Plan earnings and expenses based on the relative account balances and investment funds in which the participant's account was invested. The benefit to which a participant was entitled was the amount of the participant's vested account balance.

VESTING. Participants were immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon vested after a three-year period. However, regardless of a participant's years of service or contribution, a participant was 100% vested upon his or her 65th birthday, death, or disability while employed, or termination of employment as a result of the sale or permanent closure of the participant's location or division. Amounts not fully vested were forfeited and used to reduce the amount of current company contributions to the Plan. The amount of forfeitures used to reduce company contributions for the short Plan year ended December 31, 2004, was $4,413.

INVESTMENT OPTIONS. Upon enrollment in the Plan, participants could have directed their contributions to any of the following investment options. The investment managers for each fund, for the period ended December 31, 2004, are listed below.

Fund	Investment Manager(s)
Interest Income Fund	INVESCO Institutional (N.A.), Inc.
Bond Fund	Blackrock Financial Management, Inc.
Balanced Fund	Blackrock Financial Management, Inc. Dimensional Fund Advisors, Inc. Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
Russell 2000 Index Fund	State Street Global Advisors
Russell 3000 Index Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Diversified Equity Fund	Dimensional Fund Advisors, Inc. Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
International Equity Fund	Harris Associates, L.P. Oechsle International Advisors, L.L.C.
OfficeMax Common Stock Fund	State Street Global Advisors
Self-Managed Fund	Individual participants

Investments in these funds included corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. Investments were made in accordance with guidelines in the Plan document, the Master Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company, and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager. The Company sent participant contributions to the trustee as soon as administratively feasible and the trustee invested participants' contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants had the right to change the amount of their contributions, the investment funds in which contributions were invested, and transfer existing account balances among the Plan's investment funds on a daily basis with some restrictions.

PARTICIPANT LOANS. A participant could have borrowed the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined before-tax account balance, rollover account balance, and vested company match account balance, or (3) the total market value of the participant's before-tax, after-tax and rollover account balances not invested in the Self-Managed Fund, with a minimum loan amount of $1,000. Loans were repayable through payroll deductions over periods ranging from one to ten years. The plan administrator determined the interest rate, which was based on prevailing market conditions and was fixed over the life of the note. All outstanding loans were transferred to the Boise Cascade Corporation Savings and Supplemental Retirement Plan on December 31, 2004 (see Note 1) and the terms of the transferred loans, including interest rate and repayment schedules, remained unchanged. Interest rates on loans outstanding at December 27, 2004 ranged from 4.0% to 9.0%.

PARTICIPANT WITHDRAWALS. On termination of employment, where an account balance was greater than $5,000, a participant could have elected to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance was $5,000 or less, a participant received a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF ACCOUNTING POLICIES

The Plan follows the significant accounting policies listed below:

BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual method of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein; and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

PAYMENT OF BENEFITS. Benefit payments to participants were recorded upon distribution.

EXPENSES. The Plan provided that all expenses of administration of the Plan be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan were paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan were paid from the assets of the fund to which they relate.

FINANCIAL INSTRUMENTS. The Plan offered a number of investment options including the OfficeMax Common Stock Fund and a variety of pooled investment funds, some of which were registered investment companies. The investment funds included U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. The Plan occasionally used financial instruments, such as interest rate and stock index futures and foreign exchange contracts, to hedge interest rate, stock price, and foreign currency exposure (see Note 4). Due to the level of risk associated with certain investment securities, it was reasonable to expect that changes in the values of investment securities would occur in the near term and that such changes could have materially affected participant account balances.

The Plan's exposure to a concentration of credit risk was limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election were further diversified into varied financial instruments, with the exception of the OfficeMax Common Stock Fund, which invested in securities of a single issuer.

3. PLAN TERMINATION

The Company had the right to terminate the Plan at any time. In the event of Plan termination, participants would have become fully vested in their accounts. The merger of the Plan with the Boise Cascade Corporation Savings and Supplemental Retirement Plan did not constitute a termination (see Note 1).

4. OFFICEMAX MASTER TRUST

In 2004, the Plan, together with the Boise Cascade Corporation Savings and Supplemental Retirement Plan and Boise Cascade Corporation Retirement Savings Plan, and the Company's defined benefit plans, participated in the Master Trust in proportion to its investment. The Plan's interest in the Master Trust was held by State Street Bank and Trust Company, the trustee. The fiscal year for the Master Trust ends on December 31, whereas, prior to this short Plan year, the fiscal year for the Plan and the Company's other defined contribution plans referred to above, ended on December 27. At December 31, 2004, the Plan's interest in the net assets of the

Master Trust was 0% due to the transfer of the Plan's assets to the Boise Cascade Corporation Savings and Supplemental Retirement Plan effective December 31, 2004. The investments presented in the following tables are stated at fair market value, except for the fully benefit responsive investment contracts recorded under "Fixed income securities," which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The assets and liabilities of the Master Trust as of December 31, 2004, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund Allocated	Nonparticipant Directed Employee Stock Ownership Plan Fund Unallocated	OfficeMax Defined Benefit Plans	Total Combined Funds
Investments:					
Equities:					
Common	$ 176,089,473	$ –	$ –	$ 665,552,931	$ 841,642,404
Preferred	–	58,138,553	3,825,855	–	61,964,408
Fixed income securities:					
Traditional GICs	7,439,918	–	–	–	7,439,918
Synthetic GICs	3,655,649	–	–	–	3,655,649
Pooled separate accounts	1,906,134	–	–	–	1,906,134
Other fixed income securities	243,972,829	–	–	217,868,124	461,840,953
U.S. Government obligations	5,116,419	–	–	94,961,219	100,077,638
Limited partnerships	–	–	–	48,442	48,442
Cash and cash items	12,420,629	2,152,884	148,667	173,092,440	187,814,620
Participant loans receivable	10,780,653	–	–	–	10,780,653
Accounts receivable, accrued interest and dividends receivable	317,058	–	–	30,486,347	30,803,405
Employee stock ownership plan fund loan	–	–	–	–	–
Accrued administrative expenses	(300,146)	–	–	(1,062,327)	(1,362,473)
Accounts payable	(41,751)	–	–	(23,209,887)	(23,251,638)
Net assets available for benefits	$ 461,356,865	$ 60,291,437	$ 3,974,522	$ 1,157,737,289	$ 1,683,360,113
Plan's proportionate share in Master Trust net assets available for benefits	0%	0%	0%	0%	0%

Changes in the assets and liabilities of the Master Trust for the year ended December 31, 2004, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund Allocated	Nonparticipant Directed Employee Stock Ownership Plan Fund Unallocated	OfficeMax Defined Benefit Plans	Total Combined Funds
Net appreciation (depreciation) in fair value of investments:					
U.S. Treasury and stock index futures	$ –	$ –	$ –	$ (668,734)	$ (668,734)
Equities:					
Common	19,329,212	–	–	81,944,997	101,274,209
Fixed income securities	566,185	–	–	9,270,362	9,836,547
U.S. Government obligations	150,138	–	–	4,697,512	4,847,650
Limited partnerships	–	–	–	154,425	154,425
	20,045,535	–	–	95,398,562	115,444,097
Dividend income	1,804,271	8,210,037	763,743	9,310,340	20,088,391
Interest income:					
Traditional GICs	809,963	–	–	–	809,963
Synthetic GICs	602,454	–	–	–	602,454
Pooled separate accounts	216,417	–	–	–	216,417
Other interest	20,094,953	27,473	(68,597)	21,267,600	41,321,429
Interest expense	–	–	(1,008,290)	–	(1,008,290)
Asset transfer to Boise Cascade, L.L.C. Plans	(461,856,296)	(113,324,977)	–	(190,544,062)	(765,725,335)
Net amounts contributed (withdrawn) by participating plans	(16,277,864)	(1,825,214)	4,326,593	(46,428,675)	(60,205,160)
Net (decrease) increase	(434,560,567)	(106,912,681)	4,013,449	(110,996,235)	(648,456,034)
Balance at beginning of year	895,917,432	167,204,118	(38,927)	1,268,733,524	2,331,816,147
Balance at end of year	$ 461,356,865	$ 60,291,437	$ 3,974,522	$ 1,157,737,289	$ 1,683,360,113

The fair market value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Generally, quoted market prices are used to value investments in the Master Trust. Equities, some fixed income securities, publicly traded investment funds, and U.S. Government obligations are valued by reference to published market prices. Investments in certain restricted stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for restricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices. The Company common stock held by the Plans is valued at its quoted market price. Participant loans are valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Master Trust is valued at $45 per share, which represents the minimum amount at which it can be redeemed.

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs), pooled separate accounts, and other fixed income securities (together, the Contracts) held in the Master Trust are reported at contract value as reported by the investment manager. The GICs are issued by a variety of insurance companies. The estimated fair value of the Contracts, based on current interest rates for similar investments with like maturities at December 31, 2004, was approximately $4,109,367 more than the amounts reported. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the synthetic GICs held in the Master Trust includes wrappers totaling $(115,107) as of December 31, 2004.

The Contracts held in the Master Trust have fixed, floating, or variable rates. Floating interest rates are based on various market indices plus or minus fixed spreads and are reset on a quarterly basis. Variable interest rates are reset on a monthly, quarterly, semiannual, or annual basis based on the performance of underlying securities, additional contract deposits or withdrawals, and the current level of market interest rates. Floating and variable interest rates are guaranteed not to fall below 0% and are backed by the issuer's general account. At December 31, 2004, the stated interest rate for the Contracts ranged from 2.10% to 6.70%. The effective yield during this period was 4.52%. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans participating in the Master Trust based upon balances invested by each plan. Net appreciation (depreciation) in fair value of investments represents (i) the difference between fair value at the beginning and end of the year and (ii) the difference between the proceeds received from the sale of investments and the fair value at the beginning of the year of such investments.

The Company manages a small portion of the defined benefit plan assets in the Master Trust, which includes all of the limited partnership investments, and the remainder is managed by investment advisors. Investment parameters have been established by the Company, which must be followed by the investment advisors. The investment advisors are monitored and evaluated regularly by the Company.

Certain Master Trust investments are shares of mutual funds managed by State Street Global Advisors, a division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Master Trust and, therefore, these transactions qualify as party in interest. Fees paid by the Master Trust for investment management services amounted to $61,535 for the trust fiscal year ended December 31, 2004.

Total administrative expenses of investment management fees, PBGC premiums, recordkeeping fees and other administrative expenses totaled $10,358,146 for the trust fiscal year ended December 31, 2004.

The following presents investments that represent 5 percent or more of the Master Trust's net assets:

	December 31, 2004
SSGA S&P 500 Index Fund, 972,260 shares	215,048,444

In 2004, investments in the Master Trust included foreign currency hedges and interest rate futures contracts related to certain U.S. Government obligations with underlying collateral of long-term U.S. Government bonds:

		December 31, 2004				
		Notional Amount		Contract Value		Fair Value
Pound Sterling						
	Sold	2,400,000	$	4,398,885	$	4,550,757
Swiss Franc						
	Sold	3,700,000	$	3,211,703	$	3,314,262
U.S. Treasury futures	Bought	54,300,000	$	60,331,111	$	60,273,000
	Sold	79,800,000		88,651,861		88,166,000

The fair value of the foreign currency hedges was determined by reference to published currency futures and the fair value of the U.S. Treasury futures was determined by reference to published interest rate futures. The fair value of the stock index futures was determined by reference to published index futures. Both types of futures and foreign currency hedges are included in "Cash and cash items" in the assets and liabilities of the Master Trust. The changes in the fair value of the contracts are included in "U.S. Treasury and stock index futures" in the changes in the assets and liabilities of the Master Trust.

The Company participates in a security lending agreement with the trustee that requires borrowers pursuant to a securities loan agreement to deliver collateral to secure each securities loan. Such collateral must be delivered prior to or simultaneous with the trustee's delivery of the loaned securities to the borrower. Borrowers are further required to deliver collateral for each loan equal to: (1) in the case of loaned securities denominated in United States dollars or whose primary trading market is located in the United States or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (2) in the case of loaned securities not denominated in United States dollars or whose primary trading market is not located in the United States, 105% of the market value of the loaned securities. Income derived from the security lending agreement is credited to the underlying defined benefit and defined contribution plans.

5. INCOME TAX STATUS

The Plan obtained its latest determination letter on March 21, 2002, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Master Trust was tax exempt as of the financial statement date.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST

Date: June 30, 2005

By: Lorene Flewellen
Lorene Flewellen
Chair, Retirement Committee

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST

INDEX TO EXHIBIT
Filed with the Report
on Form 11-K for the Short Plan Year Ended
December 31, 2004

(1) This material appears only in the manually signed original of the report on Form 11-K.

KPMG

KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and the Retirement Committee of OfficeMax Incorporated (formerly Boise Cascade Corporation) and the Plan Administrator of the Boise Cascade Corporation Qualified Employee Savings Trust:

We consent to the incorporation by reference in the registration statement (No. 33-21964) on Form S-8 of OfficeMax Incorporated of our report dated June 28, 2005, with respect to the statements of net assets available for benefits of Boise Cascade Corporation Qualified Employee Savings Trust as of December 31, 2004 and December 27, 2004, and the related statement of changes in net assets available for benefits for the period from December 28, 2004 through December 31, 2004, which report appears in the December 31, 2004, Transition Report on Form 11-K of Boise Cascade Corporation Qualified Employee Savings Trust.

KPMG LLP

Boise, Idaho
June 29, 2005